STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person*
   Edelman       Howard         S.
   (Last)       (First)      (Middle)

   ------------------------------------
                (Street)

   c\o Mace Security Int'l, Inc.
   160 Benmont Ave.
   Bennington,  VT.     05201
   (City)    (State)    (Zip)


2. Issuer Name and Ticker or Trading Symbol
   Mace Security International, Inc. (MACE)


3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year
   8/98


5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person to Issuer (Check all applicable)
   __X__ Director                      _____ 10% Owner
   __X__ Officer (give title below)    _____ Other (specify below)

  VP Franchising


7. Individual or Joint/Group Filing (Check applicable line)
   __X__ Form filed by One Reporting Person
   _____ Form filed by More than One Reporting Person



Table 1 - Non-Derivative Securities, Acquired, Disposed of, or
Beneficially Owned


1. Title of Security (Instr. 3)


2. Transaction Date
   (Month/Day/Year)


3. Transaction Code
   (Instr. 8)
   Code     V


4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
   Amount        (A) or (D)       Price


5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)


6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)


7. Nature of Indirect Beneficial Ownership (Instr. 4)


*If the Form is filed by more than one Reporting person see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

(Print or Type Responses)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)


 1. Title Derivative Security (Instr. 3)
    Options

 2. Conversion or Exercise Price Of Derivative Security
    $1.208

 3. Transaction Date (Month/Day/Year)
    8/6/98

 4. Transaction Code (Inst. 8)
    Code         V
    A

 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    (A)           (D)
    10,000

 6. Date Exercisable and Expiration Date (Month/Day/Year)
    Date Exercisable     Expiration Date
    *                    **

 7. Title and Amount of Underlying Securities (Instr. 3 and 4)
    Title           Amount or Number of Shares
    Common Stock    10,000

 8. Price of Derivative Security (Instr. 5)
    0

 9. Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)
    162,700

10. Ownership Form of Derivative Security: Direct (D) Indirect (I) (Instr.4)
    D

11. Nature of Indirect Beneficial Ownership (Instr.4)



Explanation of Responses:


/s/ Howard S. Edelman                          8/26/98
-------------------------------           ------------------
**Signature of Reporting Person                  Date

**Intentional misstatements or omissions of fact constitute Federal criminal violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If the space provided is insufficient, see Instruction 6 for procedure.

 *Upon change in majority control of the Board as constituted on May 1, 1998
  ("Change of Control")
**5 years following change of control